Exhibit 99.7

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

26 September 2003

Notification was received yesterday that as at the close of business on 23 September 2003, UBS Investment Bank, acting through its business group UBS Investment Bank, had an interest in 21,712,548 A shares representing 7.02% of the issued A share capital of the Company.

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.